Exro Unveils New Application for Coil Driver™ Technology to Reduce the Cost and Complexity of Deploying Electric Vehicle Infrastructure at Scale

Exro Technologies unveils a new application for its patented Coil Driver™ technology that has the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle infrastructure at scale.
The Coil Driver™ technology is already successfully improving the cost and performance of electric powertrains, and initial findings show it can also be used to enable EVs to seamlessly fast charge and provide electricity back to the grid regardless of power source or charger type.
Exro has filed a new family of patents for this use case, demonstrating its ability to continuously innovate and solidify its position in the EV market.

CALGARY, AB, July 15, 2021 /CNW/ - Exro Technologies Inc. (TSX: EXRO) (OTCQB: EXROF) (the "Company" or "Exro"), a leading clean technology company with a new class of power electronics for electric motors and batteries, announced today a new application for its patented Coil Driver™ technology that has the potential to dramatically reduce the cost and complexity associated with deploying electric vehicle ("EV") infrastructure at scale.
Coil Driver Charger (CNW Group/Exro Technologies Inc.)

The Coil Driver™ technology can be used to deliver Level 1 to Level 4 charging capabilities, and provide electricity back to the grid, with significantly less power electronics. This includes charging capabilities from renewable energy sources like solar and wind power. The Company filed a new family of patents that covers this additional functionality for the Coil Driver™, further strengthening its cost positioning and demonstrating its continued commitment to driving bold innovative solutions in EV power electronics. The recent patent filing raises Exro's combined held and submitted patent portfolio to 36 and comes on the heels of Exro's graduation to the Toronto Stock Exchange.

Currently, EVs require three different types of power electronics components to power the vehicles in motion and charge the batteries from the grid or renewable energy sources: a motor drive, on-board charger and external DC fast charger. Exro engineers found that the Coil Driver™ technology has the ability to replace all three components, significantly reducing the cost and complexity of deploying EVs and the charging infrastructure at scale.

"Unlocking the ability for the Coil Driver™ to simplify and streamline fast charger deployments for charge point operators and automakers has the potential to be a game changer," said Exro CEO Sue Ozdemir. "We hope that this will provide a path to standardization and enable EV charging infrastructure to scale at the pace needed to reach EV goals. This is a great example of how Exro continues to innovate and find new integrated solutions for our core technologies as the EV market continues to evolve."

Initial findings show that the minimal addition of voltage sensors to the existing Coil Driver™ enables this charging infrastructure use case. Next, the Exro team will continue development to validate whether the Coil Driver™ can be a grid connected energy storage solution and provide electricity back when needed for resiliency and vehicle-to-grid (V2G) applications. If successful, this will increase grid flexibility and enable commercial and heavy-duty EV fleets to seamlessly serve as mobile energy storage systems that could be tapped for back-up power.

"Originally with the Coil Driver™, the goal was to develop the perfect electric powertrain. With recent concerns around the realities of scaling fast charging infrastructure and sustainable energy use, we have continued research and development activities that further enhance and build on the Coil Driver™ capabilities to solve issues beyond just the vehicle," said Exro Chief Engineer Eric Hustedt. "Initial findings show that it works, and we're excited to proceed to the next phase. With Coil Driver™, Exro has the potential to make powering and charging EVs simple and cost-effective."
About Exro Technologies Inc.
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro's advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com. Visit us on social media @exrotech.
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading "Risk Factors" and elsewhere in the Company's filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro's annual information form and also include, but not limited to:
A new application for its patented Coil Driver™ technology may not dramatically reduce the cost and complexity when EV infrastructure is deployed at scale.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company's annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.
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For further information: Contact Information: Investor inquiries: ir@exro.com, Canada investors: Jake Bouma at 604-317-3936, United States investors: Vic Allgeier at 646-841-4220; Media inquiries: media@exro.com
CO: Exro Technologies Inc. CNW 08:00e 15-JUL-21